                           Filed by PSINet Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) and Rule 14d-2(b) of the Securities Exchange Act of 1934 Commission File No.: 0-25812

                           Subject Company: Metamor Worldwide, Inc.
                           Commission File No.: 0-26970


     The following is a slide presentation distributed by PSINet Inc. to analysts.

                                   [ARTWORK]

                               [LOGO] PSINet/SM/

                                  Overview of
                        Metamor Worldwide Acquisition /
                              Xpedior Investment

                          The Internet Super Carrier

                             [LOGO OF PSINET]/SM/

Global Access Platform

o  Tier 1 backbone

o  1.0MM+ OC-12 fiber miles

o  800 POPs, 28+ countries

o  90K+ enterprise customers

o  3MM+ desktops


Global Hosting Platform

o  24 State-of-the-art Web Hosting Centers

o  Over 2.0MM sq. ft. capacity

o  Major telecom markets

o  Fully managed and colocation services


Global Applications

o  e-Commerce processing

o  Value-added services

o  Wireless

o  Outsourced solutions


Become the dominant global provider of IP communications services to enterprises

                        Metamor / Xpedior Transactions:
                       The Evolution of Managed Services

[LOGO] PSINET/SM/

o  Internet Super Carrier

o  IP communication products and services

o  Focus on middle-market business customers

o  Over 4,000 employees with full operations in 28 countries on 5 continents


[LOGO] METAMOR

o  Leading global provider of enterprise solutions

o  Application development, network integration and managed services solutions

o  Focus on middle-market business customers

o  Over 4,000 employees in over 80+ domestic and international offices


[LOGO] XPEDIOR/SM/

o  Leading e-Business services provider

o  Turnkey e-Business and e-Commerce solutions

o  Focus on Global 2000 and Internet-centric customers

o  Over 1,400 employees in 13 domestic and 3 international knowledge centers

                  Combination Creates First Global Provider
                     of IP Solutions and Managed Services


o Unmatched product mix, technical expertise, customer base, infrastructure and scale

o Ability to provide a range of turnkey enterprise solutions and legacy system integration to fully outsourced e-Business solutions

o Superior quality solutions - combines hosting and Internet expertise with application development / systems integration

o Ability to productize vertical applications for delivery in a managed, hosted environment

o Single service provider -- provides "one-stop" solution for enterprises looking to become e-enabled

                              Strategic Rationale

o Delivers tremendous worldwide cross-selling and upselling opportunities

o Combines complementary skill sets to fully serve customer requirements

o Ability to capitalize on migration of legacy ERP systems to Internet hosted solutions and maintenance of applications in managed environments

o Leverage PSINet's global hosting and IP-distribution platform to enable rapid geographic expansion

o Accelerates development of new IP and e-Business products and services

o Speeds entry into high margin ASP and managed services offerings

                               Summary of Terms


On March 21, 2000, PSINet agreed to acquire Metamor for $1.9 billion


 Consideration Per Metamor Share:       0.90 fixed exchange ratio

 Implied Price (1):                     $45.00

 Acquisition Premium:                   178%

 Structure:                             Purchase accounting

 Break-up Fee:                          $45.0 million in certain circumstances

 Board Representation:                  None

 Pro forma Metamor Ownership:           16%

 Other Conditions:                      Shareholder approval, tax-free treatment

 Investment in Xpedior:                 $50.0 million convertible preferred,
                                        8.5% coupon, $37.50 conversion price



(1) Based on PSINet share price of $50.00 per share.

                               Metamor Snapshot


o  Broad range of IT solutions including

    -  e-Business solutions             -  24x7 hosting and IT support systems

    -  Enterprise solutions             -  Network integration

    -  Customize software and           -  Training and technical documentation
       application development
                                        -  Enterprise application integration

o  Mid-sized and Fortune 1000 companies

o Vertical market focus: Financial Services, Health Care & Pharmaceuticals, Manufacturing & Industrial, Retail & Distribution, Telecom and Government

o  Over 4,000 employees located in 80+ offices in U.S., India, Europe and Asia

o  1999 revenues and EBITDA of $480 million and $58 million, respectively

                               Xpedior Snapshot

o  80% owned by Metamor Worldwide

o Comprehensive e-Business solutions to Global 2000 companies and emerging Internet businesses

o  Services include

    -  Digital Business Strategy        -  e-Business Applications and
                                           Integration

    -  Electronic commerce              -  e-Business Technology Management

    -  Digital Branding                 -  e-Business Networks

    -  e-Business Intelligence          -  Enterprise portals and knowledge
                                           management

o  Over 500 customers including Citibank, Digitalworks.com, HP, MCI, Sears

   - Xpedior has historically referred business leads to other hosting and network providers

o Vertical markets include e-Commerce, Financial Services, Technology, Media & Publishing, Retail & Distribution, Telecommunications

o  Over 1,400 employees in 13 U.S. markets, U.K., Australia and Canada

o  1999 revenues and EBITDA of $143 million and $11 million, respectively

                            Blue Chip Customer Base



                                    METAMOR
================================================================================

[LOGO] CSX CORPORATION

[LOGO] OfficeMax(R)

[LOGO] GE

[LOGO] 3M

[LOGO] Nestle

[LOGO] SeaLand TECHNOLOGY, INC.

[LOGO] United Nations

[LOGO] CDC - Centers for Disease Control and Prevention

[LOGO] Countrywide.com

[LOGO] Mobil

[LOGO] Sprint(R)

[LOGO] IBM(R)

[LOGO] Lotus(R)




                                    [LOGO]
                                  xpedior(TM)
================================================================================

[LOGO] Citibank (R)

[LOGO] onlineofficesupplies.com

[LOGO] PRIO

[LOGO] mailAsia.com

[LOGO] MCIWORLDCOM

[LOGO] SEARS

[LOGO] HEWLETT PACKARD(R)

[LOGO] AT&T

[LOGO] Bell

[LOGO] MODE

[LOGO] BLOCKBUSTER VIDEO(R)

[LOGO] NEXTEL

[LOGO] SAFEWAY

                          Enormous Market Opportunity

                                ($ in billions)

                             Worldwide IT Services

                                   10% CAGR


      1999            2000            2001            2002            2003

      $317            $349            $383            $421            $468


                              Worldwide Internet
                             Professional Services

                                   57% CAGR

        1999            2000            2001            2002            2003

        $12.9           $21.5           $35.2           $54.1           $78.6


                            Worldwide ASP Services

                                   97% CAGR

        1999            2000            2001            2002            2003


        $0.3            $0.6            $1.3            $2.4            $4.5

Source: IDC

                             End-to-End e-Business
                           Solutions -- A Megatrend


                                                      Metamor/             Pro
Enterprise Requirements              PSINet           Xpedior             Forma
--------------------------------------------------------------------------------
Enterprise / Applications
   Development                                           X                  X
Turnkey e-Business Solutions                             X                  X
Network Integration/Testing                              X                  X
Global Application Delivery
   Network Platform                     X                                   X
e-Commerce / Transaction Processing     X                                   X
Global Hosting/Colocation Facilities    X                                   X
Managed Services                        X                X                  X
Single-source Provider                                                      X
--------------------------------------------------------------------------------

       Solutions for enterprises migrating mission critical applications to the Internet

                          Case Study: United Nations

-------------------------------------------------------------------------------
Goal          o On-line document archival and publishing systems
-------------------------------------------------------------------------------

Solution      o Design, delivery, integration and maintenance of Optical Disk
                System (ODS) for archiving

              o Follow-on project: repository and database implementation
------------------------------------------------------------------------------
Results       o Web LAN/WAN, CD-ROM and ISDN access
              o 150 Gigabyte repository, Index database, full-text database
              o 99% availability, 24 hours/day, 7 days/week

Opportunity   o Provide hosting and managed services
              o Provide network services and Internet connectivity
-------------------------------------------------------------------------------

                             Case Study: Citibank

-------------------------------------------------------------------------------
Goal          o Create an online commercial bank (CitiDirect)
-------------------------------------------------------------------------------
Solution      o Strategy and architecture
              o Web based customer support
              o Electronic billing
              o Electronic payments
              o Self service for account maintenance
 ------------------------------------------------------------------------------
Results       o Lead to continued enhancement projects
-------------------------------------------------------------------------------
Opportunity   o Penetrate Citibank to provide network services
              o Integrate transaction network services
              o Host site in multiple locations
              o Provide full managed services solution
-------------------------------------------------------------------------------

                             COMPETITIVE ADVANTAGE

                       Global     Manageed
            Global    Hosting   Applications/     ASP    Enterprise e-Business
           Network    Centers     Hosting      Services  Solutions  Solutions
--------------------------------------------------------------------------------
[LOGO PSINET] x          x          x             x          x          x
--------------------------------------------------------------------------------
[LOGO EXODUS]            x         x
--------------------------------------------------------------------------------
[LOGO DIGEX]             x          x             x
--------------------------------------------------------------------------------
[LOGO USI]                                        x
--------------------------------------------------------------------------------
[LOGO VERIO]  X          X
--------------------------------------------------------------------------------
[LOGO QWEST]  X
--------------------------------------------------------------------------------

                         Result:  More, Better, Longer

                              PRO FORMA REVENUES

                           Annualized Q4'99 Revenues
                                 (in millions)

[LOGO] PSINet /SM/                            [LOGO] METAMOR [LOGO] xpedior /TM/

Internet Access   $426         [Pie Chart]         Metamor                $432
Carrier Services   176                             Xpedior                 163
Web Hosting         58     59%                     ---------------------------
e-Commerce         184                     41%            Total           $595
----------------------
           Total  $844

                              EXPECTED SYNERGIES

o  Cross-selling into PSINet, Metamor and Xpedior customer bases

o Bundling of PSINet access/hosting/e-Commerce services with Metamor and Xpedior solutions

o  Accelerates entry into ASP market

o  Expands breath of e-Commerce offerings

o  Accelerates utilization of PSINet's global Web Hosting Centers


($ in millions)                             2001           2002           2003
-------------------------------------------------------------------------------
PSINet Revenue Enhancement                $29.4          $94.3          $211.4

Metamor Revenue Enhancement                17.6           26.4            30.8

Xpedior Revenue Enhancement                17.0           25.5            29.8
                                        ----------    -----------     ----------
Total Revenue Enhancement                $ 64.0         $146.2          $271.9

Incremental Gross Profit                 $ 32.7         $ 78.7          $152.2

Incremental EBITDA (Pre Cost Savings)    $ 14.6         $ 36.6          $ 72.8

Cost Savings                               11.7           11.4            12.1
                                        ----------    -----------     ----------
Incremental EBITDA (After Cost Savings)  $ 26.3         $ 48.0          $ 84.9
-------------------------------------------------------------------------------

                           PRO FORMA FINANCIAL MODEL

                                                        Pro Forma
Three-Year Target     PSINet     Metamor   Xpedior      Combined
---------------------------------------------------------------------------
Revenue Growth        50% +       25% +     50% +         50% +
---------------------------------------------------------------------------
Gross Margins        45-50%     40-45%     45-50%        45-50%
---------------------------------------------------------------------------
EBITDA               20-25%     15-20%     15-20%        20-25%
---------------------------------------------------------------------------


Minimal incremental Capex for Metamor and Xpedior businesses

                             INVESTMENT HIGHLIGHTS

o  First global provider of IP solutions and managed services

o Unmatched product mix, technical expertise, customer base, infrastructure and scale

o  Acquisition leverages global hosting and network platform

o Increases revenue per customer, customer retention and proportion of high-margin value added services

o  Accelerates development of new IP and e-Business products and services

o  Adds significant revenue and cash flow without diluting growth


                      Arming the Internet Super Carrier

A proxy statement/prospectus will be filed by PSINet Inc. ("PSINet") and Metamor Worldwide, Inc. ("MWI") with the Commission as soon as practicable. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PSINet and MWI with the Commission at the Commission's web site at www.sec.gov. The proxy statement/prospectus and other documents filed with the Commission by PSINet may also be obtained free of charge from PSINet by directing a request to PSINet Inc., 510 Huntmar Park Drive, Herndon, Virginia 20170, Attn: Corporate Secretary. In addition, the proxy statement/prospectus and other documents filed with the Commission by MWI may be obtained free of charge from MWI by directing a request to Metamor Worldwide, Inc. at 4400 Post Oak Parkway, Suite 1100, Houston, Texas, 77027.

PSINet and its officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in PSINet's Definitive Proxy Statement for its 1999 Special Meeting of Shareholders filed with the Commission on August 31, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from PSINet at the address set forth above. MWI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of MWI with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in MWI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 16, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the MWI at the address set forth above.

The preceding communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the PSINet/MWI merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain or meet conditions imposed for governmental approvals for the merger; failure of the PSINet or MWI stockholders to approve the merger; the risk that the PSINet and MWI businesses will not be integrated successfully; and costs related to the merger. You should also give careful consideration to cautionary statements made in PSINet's reports filed with the SEC, especially the section entitled "Forward-Looking Statements" in the "Business-Risk Factors" section of PSINet's Form 10-K for the fiscal year ended December 31, 1999.